PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MARCH 17, 1995)


                                  $100,000,000

                      South Carolina Electric & Gas Company
                              First Mortgage Bonds
                         6 1/8% Series due March 1, 2009
                                 --------------

         South Carolina Electric & Gas Company will pay interest on the New Bonds on March 1 and September 1 of each year. SCE&G will make the first interest payment on September 1, 1999. The New Bonds may be redeemed at any time at the option of SCE&G, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the New Bonds being redeemed, plus accrued interest to the redemption date, and (ii) the Make-Whole Amount, if any. See "Description of the New Bonds - Optional Redemption."

         SCE&G has its principal office at 1426 Main Street, Columbia, South Carolina 29201, telephone (803) 217-9000.
                                 --------------

            Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

                                               Per New Bond          Total

Public Offering Price (1)                         99.983%         $99,983,000
Underwriting Discount                              0.650%         $   650,000
Proceeds, before expenses, to SCE&G               99.333%         $99,333,000
---------------
(1) Purchasers will be required to pay accrued interest from March 1, 1999.

     We expect the New Bonds will be ready for delivery in book-entry form only through The Depository Trust Company on or about March 9, 1999.

                                 ---------------

PaineWebber Incorporated                            Credit Suisse First Boston
                                 --------------


         The date of this prospectus supplement is March 2, 1999.

         You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.



                                TABLE OF CONTENTS

                                                                      Page

                              Prospectus Supplement

Use of Proceeds........................................................S-3
Recent Developments....................................................S-3
Selected Financial Data................................................S-4
Description of the New Bonds...........................................S-5
Basis for Issuance of the New Bonds....................................S-6
Amendments to Class A Mortgage.........................................S-6
Underwriting...........................................................S-6
Experts................................................................S-8
Validity of the Bonds..................................................S-8


                                   Prospectus

Available Information....................................................2
Incorporation of Certain Documents by Reference..........................2
The Company..............................................................3
Ratio of Earnings to Fixed Charges.......................................3
Use of Proceeds..........................................................3
Description of the New Bonds.............................................3
Book-Entry System.......................................................10
Plan of Distribution....................................................12
Experts.................................................................13
Validity of the New Bonds...............................................13

                                 USE OF PROCEEDS

     SCE&G will use the net proceeds from the sale of the New Bonds for the repayment of short-term debt and for general corporate purposes.

                               RECENT DEVELOPMENTS

         On February 16, 1999, SCANA Corporation, SCE&G's parent company, entered into a definitive agreement providing for the acquisition by SCANA of Public Service Company of North Carolina, Incorporated in a transaction valued at approximately $900 million, including the assumption of debt. The proposed acquisition is subject to customary conditions, including approvals by common shareholders of both companies and the receipt of governmental and other authorizations, and it is anticipated that the approval process will be completed by the end of 1999. SCANA intends to borrow approximately $700 million to finance the proposed acquisition.

         In conjunction with this transaction, SCANA's Board adopted a new dividend policy which would reduce the quarterly dividend from its current rate of $.385 per share to $.275 per share effective with the dividend to be paid after the July 1, 1999 dividend.

         Additional information concerning the proposed acquisition and the new dividend policy is included in SCE&G's Current Report on Form 8-K filed February 26, 1999.


                             SELECTED FINANCIAL DATA

                                                                         Twelve Months Ended
                                                                   December 31,        December 31,
                                                                       1998                1997
                                                                         (Dollars in Thousands)
                                                                              (Unaudited)
Consolidated Statements of Income Data:
  Operating Revenues                                               $1,451,820           $1,338,260
  Operating Income                                                    312,544              282,093
  Income Before Interest Charges                                      325,213              290,897
  Interest Charges                                                    101,166              101,263
  AFC (includes allowance for both
      equity and borrowed funds)                                       13,791               11,725
 Preferred Dividend Requirement of Company -
     Obligated Mandatorily Redeemable Preferred Securities              3,775                  661
  Net Income                                                          227,204              194,660
Ratio of Earnings to Fixed Charges (1)                                   4.52                 3.85
Net Utility Plant                                                   3,432,042            3,309,861

                                                                         As of December 31, 1998
                                                       Actual        Percentage     Adjusted(2)    Percentage(2)
                                                                         (Dollars in Thousands)
                                                                                (Unaudited)
Capitalization:
   Long-Term Debt (3)                                  $1,205,781        42%        $1,305,781         44%
   Cumulative Preferred Stock
     (not subject to purchase or sinking funds)           106,260         4            106,260          4
   Cumulative Preferred Stock
     (subject to purchase or sinking funds)(4)             11,443         -             11,443          -
   Company - Obligated Mandatorily
     Redeemable Preferred Securities of the
     Company's Subsidiary Trust, SCE&G
     Trust I                                               50,000         2             50,000          2
   Common Stock Equity                                  1,498,927        52          1,498,927         50
                                                       ----------       ---         ----------        ---
   Total                                               $2,872,411       100%        $2,972,411        100%
                                                       ==========       ===         ==========        ===

(1) For purposes of these ratios, earnings represent net income plus income taxes and fixed charges. Fixed charges represent interest and the estimated interest portion of annual rentals.
(2) Gives effect to the sale of all the New Bonds offered hereby.
(3) Excludes current portion of long-term debt of $29,059.
(4) Excludes current portion of preferred stock of $560.

                          DESCRIPTION OF THE NEW BONDS

     SCE&G will issue the First Mortgage Bonds, 6 1/8% Series due March 1, 2009 (the "New Bonds") under the Indenture dated as of April 1, 1993, as supplemented (the "Mortgage") made by SCE&G to The Bank of New York, successor to NationsBank of Georgia, National Association (the "Trustee"). The following information concerning the New Bonds supplements and should be read in conjunction with the statements under "Description of the New Bonds" in the accompanying prospectus.

Form and Denomination

     The New Bonds will be issued as one or more global bonds in the name of Cede & Co., as nominee for The Depository Trust Company, New York, New York and will be available only in book-entry form. See "Book-Entry System" in the accompanying prospectus.


Interest and Maturity

     SCE&G will pay interest on the New Bonds from March 1, 1999, at the rate of 6 1/8% per annum, semiannually on March 1 and September 1 of each year commencing on September 1, 1999, to holders of record on the preceding February 15 and August 15, respectively. The New Bonds will mature March 1, 2009. The principal and interest are payable at the office or agency of SCE&G in Atlanta, Georgia (currently, the Trustee). The New Bonds will be limited to $100,000,000 in aggregate principal amount.

Optional Redemption

         The New Bonds may be redeemed at any time at the option of SCE&G, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the New Bonds being redeemed, plus accrued interest thereon to the redemption date, and (ii) the Make-Whole Amount, if any, with respect to such New Bonds (the "Redemption Price").

         "Make-Whole Amount" means the excess, if any, of (i) the aggregate present value as of the date of any optional redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of such dollar if such redemption had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date notice of such redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption had not been made, over (ii) the aggregate principal amount of the New Bonds being redeemed.

         "Reinvestment Rate" means .15% (fifteen one-hundredths of one percent) plus the arithmetic mean of the yields under the respective headings "This Week" and "Last Week" published in the Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For purposes of calculating the Reinvestment Rate, the most recent
Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

         "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination, then such other reasonably comparable index which shall be designated by SCE&G.

                         BASIS FOR ISSUANCE OF NEW BONDS

     SCE&G will issue the New Bonds upon the basis of $100,000,000 of Class A Bonds held by the Trustee and designated by SCE&G as the basis for such issuance. After the issuance of the New Bonds, SCE&G will be able to issue $215,035,000 of additional Bonds on the basis of a like principal amount of Class A Bonds held by the Trustee and available for such purpose. See "Description of the New Bonds" in the accompanying prospectus.

                         AMENDMENTS TO CLASS A MORTGAGE

         SCE&G expects in 1999 to amend the Indenture dated as of January 1, 1945, as supplemented (the "Class A Mortgage") to The Chase Manhattan Bank, successor to Central Hanover Bank and Trust Company, as trustee, to conform certain of its provisions to those of the Mortgage, including (i) the elimination of the maintenance and replacement fund and the utilization of unfunded net property additions previously applied in satisfaction thereof as a basis for the issuance of bonds; (ii) the issuance of bonds in a principal amount equal to 70% of unfunded net property additions instead of 60%; and (iii) the conformance of the interest coverage requirements for the issuance of bonds to those of the Mortgage. The holders of the New Bonds will have no right to vote upon or consent to the amendments to the Class A Mortgage.

                                  UNDERWRITING

         Subject to the terms and conditions contained in the Underwriting Agreement between SCE&G and the Underwriters named below, SCE&G has agreed to sell to the Underwriters, and each of the Underwriters has agreed to purchase from SCE&G, the respective principal amount of New Bonds set forth opposite its name. In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase the entire aggregate principal amount of the New Bonds if any New Bonds are purchased.

                                                            Principal Amount
         Underwriters                                         of New Bonds

         PaineWebber Incorporated . . . . . . . . .  .       $  50,000,000
         Credit Suisse First Boston Corporation . .  .          50,000,000
                                                             --------------
              Total . . . . . . . . . . . . . . . .  .        $100,000,000

         SCE&G has been advised by the Underwriters that they propose initially to offer the New Bonds to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such price less a concession not in excess of 0.4% of the principal amount of the New Bonds. The Underwriters may allow and such dealers may reallow a concession not in excess of 0.25% of the principal amount. After the initial public offering, the public offering price and the concessions may be changed.

         The New Bonds are a new issue of securities with no established trading market. SCE&G does not intend to apply for listing of the New Bonds on a national securities exchange. The Underwriters have told SCE&G that they presently intend to make a market in the New Bonds, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the New Bonds. Any market making by the Underwriters may be discontinued at any time at the sole discretion of the Underwriters. No assurance can be given as to whether a trading market for the New Bonds will develop or as to the liquidity of any trading market.

         Until the distribution of the New Bonds is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters to bid for and purchase the New Bonds. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the New Bonds. Possible transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the New Bonds.

         If the Underwriters create a short position in the New Bonds in connection with this offering, that is, if they sell a greater aggregate principal amount of New Bonds than is set forth on the cover page of this prospectus supplement, the Underwriters may reduce that short position by purchasing New Bonds in the open market. The Underwriters may also impose a penalty bid on certain selling group members. This means that if an Underwriter purchases New Bonds in the open market to reduce its short position or to stabilize the price of the New Bonds, it may reclaim the amount of the selling concession from the selling group members who sold those New Bonds as part of the offering.

         In general, purchases of a security for the purposes of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a New Bond to the extent that it were to discourage resales of the New Bonds.

         Neither SCE&G nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the New Bonds. In addition, neither SCE&G nor the Underwriters make any representation that the Underwriters will engage in such transactions. Such transactions, once commenced, may be discontinued without notice.

         SCE&G has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make in respect thereof.

         The Underwriters and their affiliates have from time to time performed, and may continue to perform in the future, investment banking services for SCE&G, for which customary compensation has been received.

         SCE&G estimates that its total expenses relating to the offering, not including the underwriting discount, will be approximately $165,000.

                                     EXPERTS

         The statements made under "Description of the New Bonds" in the accompanying prospectus, as to matters of law and legal conclusions, have been reviewed by H. Thomas Arthur, II, Esq., and such statements are made upon the authority of such counsel as an expert. Mr. Arthur is a Senior Vice President, the General Counsel and an Assistant Secretary of SCE&G.

                              VALIDITY OF THE BONDS

         The validity of the New Bonds will be passed upon for SCE&G by McNair Law Firm, P.A., of Columbia, South Carolina and by H. Thomas Arthur, II, Esq. of Columbia, South Carolina, and for the Underwriters by Thelen Reid & Priest LLP, of New York, New York. Thelen Reid & Priest LLP will rely as to all matters of South Carolina law upon the opinion of H. Thomas Arthur, II, Esq. Thelen Reid & Priest LLP from time to time renders legal services to SCE&G.

         At December 31, 1998, H. Thomas Arthur, II., Esq, owned beneficially 7,524 shares of SCANA Corporation's Common Stock, including shares acquired by the trustee under its Stock Purchase-Savings Plan by use of contributions made by Mr. Arthur and earnings thereon and including shares purchased by such trustee by use of SCANA contributions and earnings thereon.

                                  $100,000,000



                      South Carolina Electric & Gas Company

                              First Mortgage Bonds
                         6 1/8% Series due March 1, 2009





                              PROSPECTUS SUPPLEMENT






            PaineWebber Incorporated          Credit Suisse First Boston






                                  March 2, 1999